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Exhibit 4.3

TELEWEST COMMUNICATIONS PLC

TELEWEST FINANCE (JERSEY) LIMITED

VOTING AGREEMENT

        This Agreement (as the same may be amended, modified or supplemented from time to time in accordance with the terms hereof, this "Agreement") is entered into by (i) Telewest Communications plc ("Telewest" or the "Company"), (ii) Telewest Finance (Jersey) Limited ("Telewest Jersey") and (iii) the undersigned noteholder (the "Consenting Noteholder"), which is a beneficial owner of, or has the right to vote and direct the disposition of, certain high yield notes issued under one or more of (a) the Indenture dated as of October 3, 1995 between Telewest and The Bank of New York as trustee relating to the 9.625% Senior Debentures due 2006 of Telewest; (b) the Indenture dated as of February 19, 1999 between Telewest and The Bank of New York as trustee relating to the 5.25% Senior Convertible Notes due 2007 of Telewest; (c) the Indenture dated as of October 3, 1995 between Telewest and The Bank of New York as trustee relating to the 11% Senior Discount Debentures due 2007 of Telewest; (d) the Indenture dated as of November 9, 1998 between Telewest and The Bank of New York as trustee relating to the 11.25% Senior Notes due 2008 of Telewest; (e) the Indenture dated as of April 15, 1999 between Telewest and The Bank of New York as trustee relating to the 9.25% Dollar Senior Discount Notes due 2009 and the 9.875% Sterling Senior Discount Notes due 2009 of Telewest; (f) the Indenture dated as of January 25, 2000 between Telewest and The Bank of New York as trustee relating to the 9.875% Dollar Senior Notes due 2010, the 11.375% Dollar Senior Discount Notes due 2010 and the 9.875% Sterling Senior Notes due 2010 of Telewest, and (g) the Indenture dated as of 7 July 2000 between Telewest Jersey (as issuer), Telewest (as guarantor) and The Bank of New York as trustee relating to the 6% Senior Convertible Notes due 2005 of Telewest Jersey and, in each case, as thereafter amended and supplemented from time to time, as the case may be (together the "Indentures"), and the 5% Accreting Convertible Notes due 2003 originally issued to Deutsche Telekom (the "Eurobell Notes" and together with the notes issued pursuant to the Indentures, the "Notes") in connection with a proposed financial restructuring of the Company and Telewest Jersey, the principal terms of which are described in Appendix 1 attached hereto (the "Financial Restructuring").

        This Agreement is also entered into pursuant to the term sheet dated 14 August 2003 (the "Term Sheet") entered into by the Company, Telewest Jersey, various consenting noteholders, Liberty Media Corporation ("Liberty") and IDT Corporation ("IDT") relating to the Financial Restructuring.

        The Financial Restructuring is to be implemented through (i) the completion of the proceedings and actions referred to in this Agreement and any proceeding or arrangement that the Company, Telewest Jersey, each of the noteholders who are signatories to the Term Sheet (the "Specified Noteholder Group") and Liberty may agree in writing to be necessary under English, Jersey and U.S. law (collectively, the "Proceedings"), which includes the following: a scheme of arrangement of the Company (the "Plc Scheme") under section 425 of the Companies Act 1985, as amended (the "1985 Act"); a scheme of arrangement of Telewest Jersey (the "Jersey Scheme") under section 425 of the 1985 Act and section 125 of the Companies (Jersey) Law 1991, as amended; a concurrent proceeding pursuant to Chapter 11 of the U.S. Bankruptcy Code (if necessary); and ancillary proceedings in respect of the Plc Scheme and/or the Jersey Scheme pursuant to Section 304 of the U.S. Bankruptcy Code (the "Section 304 Proceedings"); and (ii) the following related steps:

  (a)
  the passing of the shareholder resolution of Telewest specified in Appendix 1 in order to implement the Financial Restructuring (the "Shareholder Resolution");

  (b)
  the execution of a revised loan agreement (the "Revised Senior Secured Facility Agreement") between Telewest Communications Networks Limited ("TCN") and its lenders on substantially the terms specified in Appendix 1;

  (c)
  the transfer to a direct or indirect wholly-owned subsidiary of Telewest Global, Inc., a company incorporated under the laws of Delaware, ("New Telewest"), of substantially all the assets of Telewest (other than the shares of Telewest Jersey, the shares of New Telewest and a cash amount) and the assumption by such subsidiary of (and/or giving of an indemnity with respect to) substantially all the liabilities of Telewest;

  (d)
  the termination of the relationship agreement dated as of 3 March 2000, as amended by an amendment agreement dated as of 18 May 2001, between, inter alia, Telewest, Liberty Media International, Inc. ("Liberty"), and Microsoft Corporation; and

  (e)
  the satisfaction (or waiver by the Company, Telewest Jersey, the Specified Noteholder Group or the Telewest Group's senior lenders (as the case may be)) of the conditions to the Plc Scheme and the Jersey Scheme,

  (together with the Proceedings, the "Restructuring Steps").

        Following the Financial Restructuring there shall be a shareholders' voluntary liquidation of Telewest which shall commence on the passing of the shareholder resolutions specified in Appendix 1 (the "Liquidation Resolutions").

        In consideration of the promises and the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company, Telewest Jersey and the Consenting Noteholder (collectively, the "Parties"), intending to be legally bound, agree as follows:

1.
Consenting Noteholder Agreements.    The Consenting Noteholder represents that it is (i) the beneficial owner of the outstanding principal amount of certain Notes specified on the signature page hereto (the "Relevant Notes") and/or the investment adviser, the general partner or manager for the beneficial owner(s) of the Relevant Notes having the power to vote and dispose of the Relevant Notes on behalf of such beneficial owner(s), and (ii) entitled (for its own account or for the account of other persons claiming through it) to all of the rights and economic benefits of the Relevant Notes. The Consenting Noteholder agrees and represents that, unless and until any termination pursuant to Section 3 hereof and subject to receipt of legally sufficient solicitation materials and any other documents in respect of the Plc Scheme and the Jersey Scheme and the terms of this Agreement (including Appendix 1 and the surviving provisions of the Term Sheet) for the implementation of the Financial Restructuring:

(a)
in connection with the Company's and/or Telewest Jersey's solicitation of votes with respect to the Plc Scheme and/or the Jersey Scheme, as applicable, (i) it will, as promptly as practicable, vote (or, with respect to managed accounts, use its reasonable endeavours to cause to be voted) all claims that it is entitled to vote in respect of the Relevant Notes (the "Claims") in favour of the Plc Scheme and the Jersey Scheme, provided that the terms of the Plc Scheme and the Jersey Scheme are consistent with the terms of the Financial Restructuring, unless revised terms have been previously agreed to in writing by the Consenting Noteholder; (ii) it will, to the extent reasonably deemed necessary by the Company and/or Telewest Jersey, as applicable, take all reasonable steps that it is entitled to take in order to direct the Holder (as defined in the applicable Indenture) of any Relevant Notes to vote the Claims in favour of the Plc Scheme and/or the Jersey Scheme, as applicable; (iii) it will not take any action in respect of the Financial Restructuring or the implementation of the Restructuring Steps or bring any other proceedings or take any other steps that are inconsistent with its obligations under this Agreement; and (iv) if required by Telewest, it will (subject to the completion of any necessary actions by the Company and other third parties required to participate in such conversion) take all such actions as are reasonably necessary to convert any or all of the Consenting Noteholder's holding of Notes that are held in global form into definitive registered certificates;

(b)
except as already commenced but stayed or otherwise held in abeyance, it will not take any action or exercise any remedy against the Company, any of its subsidiary undertakings or joint ventures, or the directors, officers or advisors of the Company or any of its subsidiary undertakings or joint ventures, as a result of, or in connection with, any Default or Event of Default (as defined in the applicable Indenture) in respect of the Notes or the implementation of the Restructuring Steps, including any action, whether alone or in concert with others, and without regard to whether such collective efforts are pursued by holders of greater than 25% of the aggregate principal amount of any series of the Notes, (i) to declare or seek to declare, or request that any Trustee (as defined in the applicable Indenture) declare, any series of the Notes to be immediately due and payable as a result of any such Event of Default (as defined in the applicable Indenture) that shall, or shall be alleged to, have occurred and be continuing; or (ii) to otherwise act, whether alone or in concert with others, to advise, assist or encourage any person in connection with the foregoing;

  (c)
  it will not vote (or cause to be voted) in favour of, or otherwise support, encourage or seek, directly or indirectly, (i) any commencement of or relief in an involuntary case under any applicable insolvency or other similar law with respect to the Company, Telewest Jersey or TCN, or all or substantially all of the assets of any of them, (ii) the appointment of a receiver, administrative receiver, administrator, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company, Telewest Jersey or TCN, or all or substantially all of the assets of any of them, (iii) any scheme of arrangement or plan of voluntary arrangement or any other plan of reorganization with respect to the Company, Telewest Jersey or TCN, or all or substantially all of the assets of any of them; or (iv) any other compromise with the creditors of, or financial restructuring relating to, the Company, Telewest Jersey or TCN, or all or substantially all of the assets of any of them; other than, in each case, the Financial Restructuring and the Proceedings;

  (d)
  it will not sell, transfer or assign any of the Relevant Notes or any voting interest therein during the term of this Agreement except to another Consenting Noteholder or to a person who, prior to the settlement of such sale, transfer or assignment, enters into a written undertaking in favour of the Parties hereto to be bound by the provisions hereof as if such person were the Consenting Noteholder; and

  (e)
  it will act in good faith to consummate the transactions set forth herein.

2.
Telewest and Telewest Jersey Agreements:

(a)
Financial Restructuring: The Company and Telewest Jersey each undertake, and shall cause the other companies in the Telewest Group to undertake, to take all acts reasonably necessary to effect the Financial Restructuring as promptly as possible. Telewest hereby confirms that a majority of its directors will, subject to their fiduciary and any other duties imposed on them by law and their responsibilities under the City Code on Takeovers and Mergers and the Listing Rules of the UK Listing Authority, recommend the Financial Restructuring to Telewest shareholders and the creditors.

(b)
Claims: The Company confirms that neither it nor any other member of the Telewest Group currently has any claims, based on the facts known to it after diligent investigation, against any holder of the Notes seeking a payment in respect of compensation or damages or the payment of any other amount.

3.
Termination of Agreement.    The Consenting Noteholder's obligations hereunder (save for those arising under Section 4 hereof) shall terminate upon the occurrence of any Agreement Termination Event, unless the occurrence of such Agreement Termination Event is waived in writing by the Consenting Noteholder.

  For the purposes hereof, an "Agreement Termination Event" shall mean any of the following:

  (a)
  the draft explanatory statement in respect of the Plc Scheme and the Jersey Scheme shall not have been made publicly available to Plc scheme creditors and Jersey scheme creditors on or before 15 January, 2004; or

  (b)
  the date on which the order of the High Court which sanctions the Plc Scheme (the "UK Order") is delivered to the Registrar of Companies for registration, and the date on which the orders of the High Court and the Jersey Court which sanction the Jersey Scheme (the "Jersey Orders") are delivered to the Registrar of Companies and the Jersey Registrar of Companies, as appropriate, for registration, (the "Effective Date") shall not have occurred by the later of 31 March, 2004 or 60 days after the date of any vote by creditors to approve the Plc Scheme and the Jersey Scheme, subject to such vote occurring on or before 15 March, 2004; or

  (c)
  the Company, or any administrator appointed in respect of the Company, or Telewest Jersey withdraws the Plc Scheme or the Jersey Scheme or such person fails to confirm to the Consenting Noteholder within 48 hours of a request from any Consenting Noteholder that it is that person's intention to continue with and recommend the Financial Restructuring in all material respects as set out in Appendix 1; or

  (d)
  a failure to obtain any order of a court in England and Wales or Jersey, when applied for, or a requisite majority of shareholders to pass the Shareholder Resolution or creditors to approve the Plc Scheme or the Jersey Scheme, when sought, or each of the UK Order and the Jersey Orders not having been obtained, such Shareholder Resolution not having been passed and such approval not having been given on or before the later of 31 March, 2004 or 60 days after the date of any vote by creditors to approve the Plc Scheme and the Jersey Scheme, subject to such vote occurring on or before 15 March, 2004 (as appropriate); or

  (e)
  the making of a permanent order of any court or governmental body of competent jurisdiction restraining, enjoining or otherwise preventing the consummation of the Financial Restructuring; or

  (f)
  to the extent the right of a Consenting Noteholder to vote or direct the disposition of any of the Relevant Notes results from an arrangement in existence on the date hereof under which such Consenting Noteholder has been engaged to perform investment management services on behalf of a beneficial owner of the Relevant Notes, (A) such engagement shall be terminated by such beneficial owner as the result of any statutory, regulatory or bona fide business requirement or condition not related to the subject matter of this Agreement, or (B) such beneficial holder on its own (without any direct or indirect influence from the Consenting Noteholder) directs the Consenting Noteholder to dispose of some or all of the Relevant Notes beneficially owned by such beneficial owner; provided that, in any case, the Agreement Termination Event shall only apply to the Relevant Notes held by the beneficial owner as to which the engagement has been terminated or as to which such disposal direction has been issued; or

  (g)
  the failure of the Company to pay, on or prior to the date of any vote required by the Consenting Noteholder pursuant to Section 1 hereof, all fees and expenses of the Consenting Noteholder and its advisors and counsel properly submitted for reimbursement at least five business days prior to such date in accordance with the section of the Term Sheet headed "Fees and Expenses"; or

  (h)
  a material adverse change to the Company's business plan or a material adverse change to the assets, liabilities, business or prospects of the Company or its subsidiaries; or

  (i)
  a material change to the Plc Scheme, the Jersey Scheme or the Revised Senior Secured Facility Agreement after the date of this Agreement.

  In addition to the foregoing:

  (x)
  the termination by a noteholder, IDT or Liberty of its obligations under its voting agreement pursuant to Section 3 thereof shall give each noteholder, IDT and Liberty (except any of them that has already terminated its obligations under its voting agreement pursuant to Section 3 thereof) the right to elect to terminate its obligations under its voting agreement, except where the termination of a noteholder's obligations under its voting agreement is pursuant to section 3(f) of that noteholder's voting agreement; and

  (y)
  the material change by a noteholder, IDT or Liberty of its voting agreement shall give each noteholder, IDT and Liberty (except any of them that has materially changed its voting agreement) the right to elect to terminate its obligations under its voting agreement.

  Telewest undertakes to notify the Consenting Noteholder immediately of any such termination or change as is mentioned in paragraphs (x) and (y) above.

4.
Term Sheet.    It is agreed that the Term Sheet shall no longer be effective after the execution and delivery of Voting Agreements by each party to the Term Sheet except that the following sections shall continue in full force and effect:

(a)
"Management and Management Compensation";

(b)
"Due Diligence";

(c)
"Governing Law";

(d)
the second, third and fourth sentences of paragraph (5) of "Conditions to Closing of the Transaction";

(e)
"Fees and Expenses" in so far as it affects parties other than Liberty;

(f)
"Publicity"; and

  each party to the Term Sheet shall have the full benefit of, and be entitled to rely in any way upon, these sections of the Term Sheet.

5.
Further Acquisition of Notes.    This Agreement shall in no way be construed to preclude the Consenting Noteholder from acquiring additional Notes of the Company or Telewest Jersey. However, any such additional Notes that are held by the Consenting Noteholder on the voting record date shall be subject to the voting agreements contained in this Agreement. This Agreement shall in no way be construed to preclude the Consenting Noteholder from acquiring any other securities of the Company or Telewest Jersey.

6.
Amendments.    This Agreement may not be modified, amended or supplemented except by agreement in writing signed by each of the Parties.

7.
Disclosure of Individual Holdings.    Unless required by applicable law or regulation (including, without limitation, the U.S. Bankruptcy Code, the U.S. securities laws, any rules or regulations of the Securities and Exchange Commission, the 1985 Act, the City Code on Takeovers and Mergers, the Listing Rules of the UK Listing Authority, the Financial Services and Markets Act 2000 and any rules or regulations of the London Stock Exchange or the Nasdaq Stock Market), none of the Company, Telewest Jersey nor any of their representatives or advisers may disclose or cause to be disclosed the Consenting Noteholder's holdings of Relevant Notes without the prior written consent of the Consenting Noteholder. The Company and Telewest Jersey represent that, as of the date of this Agreement, they are not aware of any such applicable law or regulation other than under the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act 1934, as amended, the rules and regulations of the Securities and Exchange Commission and the Listing Rules of the UK Listing Authority. If such disclosure is so required by applicable law or regulation, the Company and/or Telewest Jersey (as applicable) shall, prior to making such disclosure or any announcement containing such disclosure, afford the Consenting Noteholder a reasonable opportunity under all the circumstances to conduct a review of, and comment upon, such disclosure or announcement. The foregoing shall not prohibit the Company and/or Telewest Jersey (as applicable) from disclosing the approximate aggregate beneficial holdings of Notes of all persons who are bound by the terms of an agreement with the Company and/or Telewest Jersey that are substantially the same as the terms of this Agreement.

8.
Certain Representations.    The Consenting Noteholder, in connection with the tax opinion of KPMG LLP ("KPMG") delivered in connection with the proposed financial restructuring of Telewest resulting in the formation of New Telewest as the new holding company for Telewest's historical business operations, hereby certifies that, excluding the transactions that are part of the Financial Restructuring Transactions (as defined below): it is not a party to any current agreement, understanding, arrangement or substantial negotiations with any other person that is a part of management or a member of the board of directors or owns 5 percent or more of the ownership interests of another entity regarding: (i) the merger of New Telewest with such other entity; (ii) the acquisition by such other entity of stock constituting "control" of New Telewest in a tax-free (for U.S. federal income tax purposes) transaction; or (iii) the acquisition of substantially all of the assets of New Telewest by such other entity in a tax-free (for U.S. federal income tax purposes) transaction. For the purposes of this representation, "control" means the direct ownership of stock possessing at least 80 percent of the total combined voting power for the election of directors of all classes of stock entitled to vote and at least 80 percent of the total number of shares of each nonvoting class of stock of the corporation. For the avoidance of doubt, agreements related solely to the Financial Restructuring Transactions are not the subject of this representation. For the purposes of this representation, the term Financial Restructuring Transactions means collectively (i) the transfer of assets by Telewest to Telewest UK Limited, (ii) the issue of common stock by New Telewest to an escrow agent for the benefit of the shareholders and creditors of Telewest including holders of Telewest and Telewest Jersey notes and debentures; and (iii) the liquidation of Telewest and Telewest Jersey. The undersigned expressly acknowledges and agrees that KPMG may rely on the foregoing representations for purposes of its tax opinions including its tax opinion delivered in connection with the Financial Restructuring and its tax opinion filed as an exhibit to the registration statement on Form S-4 related thereto.

9.
Governing Law.    This Agreement shall be governed by and construed in accordance with the laws of New York.

10.
Third Party Beneficiaries.    With the exception of Sections 1(b), 4 and 8 this Agreement is only for the benefit of the undersigned parties and the other Consenting Noteholders and nothing herein, expressed or implied, is intended or shall be construed to confer upon any person or entity other than such undersigned parties and such other Consenting Noteholders, any rights or remedies under or by reason of, and no person or entity other than such undersigned parties, is entitled to rely in any way upon, this Agreement (excluding Sections 1(b), 4 and 8).

11.
Specific Performance.    It is understood and agreed by the Parties that money damages would not be a sufficient remedy for any breach of this Agreement by any Party and each non-breaching Party shall be entitled to specific performance, an injunction or other equitable relief as a remedy of any such breach.

12.
Fees and Expenses.    If any Party brings an action against any other Party based upon a breach by the other Party of its obligations under this Agreement, the prevailing Party shall be entitled to all reasonable expenses incurred, including reasonable legal and financial advisers' fees.

13.
Headings.    The headings of the Sections, paragraphs and subsections of this Agreement are inserted for convenience only and shall not affect the interpretation hereof.

14.
Successors.    This Agreement is intended to bind and inure to the benefit of the Parties and their respective successors, heirs, executors, administrators and representatives.

15.
Prior Negotiations.    This Agreement and Appendix 1 supersede, except to the extent specified in Section 4 above, all prior negotiations and agreements with respect to the subject matter hereof.

16.
Counterparts.    This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall constitute one and the same agreement.

17.
Notices.    Any notice or other communication to be given under this Agreement shall be in writing and shall be delivered by hand, sent by prepaid first class recorded delivery (or registered airmail in the case of an address outside the United Kingdom) or an internationally recognized courier service and shall in each case be addressed to the party to be served at its registered or principal office (marked for the attention of the General Counsel/Head of Legal) or by fax. Notices sent prepaid by first class recorded delivery or an internationally recognized courier service shall be deemed to be received on the second day following posting and those sent by registered airmail (in the case of an address outside the United Kingdom) shall be deemed to be received on the fifth day following posting and those served by fax shall be deemed to be received 12 hours after transmission.

        IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the date set forth below.

Dated: 2003
TELEWEST COMMUNICATIONS PLC
By:
Name:
Title:
TELEWEST FINANCE (JERSEY) LIMITED,
By:
Name:
Title:
CONSENTING NOTEHOLDER
FIDELITY MANAGEMENT & RESEARCH CO.
By:
Name:
Title:

9

Tick box of series of Notes owned:	Insert principal amount of Notes of each series owned:
$300,000,000 aggregate principal amount of 9.625% Senior Debentures due 2006 issued by Telewest
$1,536,413,000 aggregate principal amount of 11% Senior Discount Debentures due 2007 issued by Telewest
$350,000,000 aggregate principal amount of 11.25% Senior Notes due 2008 issued by Telewest
£299,500,000 aggregate principal amount of 5.25% Senior Convertible Notes due 2007 issued by Telewest
£325,000,000 aggregate principal amount of 9.875% Senior Discount Notes due 2009 issued by Telewest
$500,000,000 aggregate principal amount of 9.25% Senior Discount Notes due 2009 issued by Telewest
$450,000,000 aggregate principal amount of 11.375% Senior Discount Notes due 2010 issued by Telewest
£180,000,000 aggregate principal amount of 9.875% Senior Notes due 2010 issued by Telewest
$350,000,000 aggregate principal amount of 9.875% Senior Notes due 2010 issued by Telewest
$500,000,000 aggregate principal amount of 6% Senior Convertible Notes due 2005 issued by Telewest Finance (Jersey) Limited
£220,000,000 5% Accreting Notes due 2003 issued by Telewest
£30,000,000 5% Accreting Notes due 2003 issued by Telewest
£3,500,000 5% Accreting Notes due 2003 issued by Telewest

Appendix 1

Principal terms of Financial Restructuring

Telewest Liabilities:	All liabilities of the Company at the Effective Date arising directly, or indirectly, in relation to, or arising out of or in connection with:
	(a)	the Notes;
	(b)	the Indentures;
	(c)	the Accreting Convertible Notes due 2003 originally issued to Deutsche Telekom (the "Accreting Notes");
	(d)	the Company's guarantee of the 6% Senior Convertible Notes due 2005 issued by Telewest Jersey (the "Jersey Notes") (the "Jersey Guarantee Liability"); and
	(e)	inter-company debt balances owed by the Company to Telewest Jersey in relation to the on-loan of the proceeds of issue of the Jersey Notes (the "Intercompany Debt"),

including any liability of the Company in respect of loss or damage suffered or incurred as a result of, or in connection with, such liability (the "Telewest Liabilities"), will be cancelled and exchanged for an entitlement to receive new shares ("New Shares") in the capital of New Telewest or, in certain circumstances, the proceeds of sale of such New Shares.
No other liabilities of the Company will be compromised as part of the Plc Scheme.
Jersey Liabilities:	All liabilities of Telewest Jersey arising directly, or indirectly, in relation to, or arising out of or in connection with:
	(a)	the Jersey Notes;
	(b)	the Jersey Guarantee Liability; and
	(c)	the Intercompany Debt,

including any liability of Telewest Jersey in respect of loss or damage suffered or incurred as a result of, or in connection with, such liability (the "Jersey Liabilities") will be cancelled and exchanged for an entitlement to receive the New Shares to which Telewest Jersey will become entitled to receive under the Plc Scheme.
No other liabilities of Telewest Jersey will be compromised as part of the Jersey Scheme.
Principal amounts:	The principal amounts (the "Principal Amounts") as at the record date for the Plc Scheme and the Jersey Scheme (the "Record Date") will be:
	(a)	in respect of the Notes and the Accreting Notes, the aggregate of the face value or accreted amount; and
	(b)	in respect of each of the Jersey Guarantee Liability and the Intercompany Debt, the aggregate face value of the Jersey Notes.

Interest amounts:	The interest amounts (the "Interest Amounts") as at the Record Date will be:
	(a)	in respect of the Notes, the aggregate of interest and default interest that has accrued and remains unpaid (if any); and
	(b)	in respect of each of the Jersey Guarantee Liability and the Intercompany Debt, the aggregate of interest and default interest that has accrued and remains unpaid on the Jersey Notes.
Currency conversion:
A conversion rate equal to the average of the closing mid-point spot rates, as reported by Bloomberg, L.P., for each trading day in the period commencing 1 October, 2002, (being the date of the first interest default by Telewest or Telewest Jersey under the Notes) up to and including • • 2003 (being the latest practicable date for inclusion of information in the Explanatory Statement before printing).
Total claims:
In relation to the Plc Scheme and the Jersey Scheme, the aggregate of the relevant Principal Amounts, the Interest Amounts and all other claims, liquidated in amount and either agreed with Telewest, or Telewest Jersey (as appropriate), or otherwise determined under the Plc Scheme, or Jersey Scheme (as appropriate), arising directly or indirectly in relation to, or arising out of or in connection with, the Telewest Liabilities or the Jersey Liabilities (as appropriate) at the Record Date.
Plc Scheme conditions:	The Plc Scheme is conditional upon the following having occurred, or being conditional only upon the occurrence of the Effective Date:
	(a)	the Shareholder Resolution (as described below) having been passed;
(b)
the Revised Senior Secured Facility Agreement (described below) having been entered into and the Recapitalisation Supplemental Deed Effective Date (as defined in the Explanatory Statement) having occurred;
	(c)	approval for quotation of the New Shares on NASDAQ subject to notice of issuance;
	(d)	Telewest having entered into the escrow agent agreement between Telewest, Telewest Jersey and the escrow agent substantially in accordance with the terms of the Plc Scheme;
	(e)	obtaining a permanent order under the Section 304 Proceedings (waivable by a majority of holders of Notes (by Principal Amount));
(f)
the completion of all proceedings under Chapter 11 of the US Bankruptcy Code in respect of Telewest (if any such proceedings have been commenced) (waivable by a majority of holders of Notes (by Principal Amount));
(g)
the Jersey Scheme having been sanctioned by the High Court and the Jersey Court and the directors of Telewest Jersey having confirmed that immediately following the Plc Scheme becoming effective, they will procure that the Jersey Scheme becomes effective; and
	(h)	the termination of the Relationship Agreement by Liberty.

Jersey Scheme conditions:	The Jersey Scheme is conditional upon the following having occurred, or their occurrence or unconditionality is subject only to the occurrence of the effective date of the Jersey Scheme:
(a) the Plc Scheme having become effective;
(b) Telewest Jersey having entered into the escrow agent agreement between Telewest, Telewest Jersey and the escrow agent substantially in accordance with the terms of the Jersey Scheme; and
(c) obtaining a permanent order under the Section 304 Proceedings (waivable by a majority of the holders of the Notes (by Principal Amount)).
New Telewest
New Telewest will become the new holding company of the Telewest Group (other than Telewest and Telewest Jersey). New Telewest will own all of the issued share capital of Telewest UK Limited which will acquire all of the assets of Telewest (other than the shares in Telewest Jersey, the shares in New Telewest and a cash amount).
New Shares:
In return for the cancellation of the Telewest Liabilities, (a) New Shares representing 98.5 per cent. of the capital of New Telewest will be transferred to the relevant creditors; and (b) New Shares representing 1.5 per cent. of the capital of New Telewest will be transferred to the Company's shareholders as at the last day of trading before the Effective Date.
Shareholder Resolution:
The Shareholder Resolution will be proposed at an extraordinary general meeting of the Company to approve the transfer by Telewest of all of the assets of Telewest (other than the shares in Telewest Jersey, the shares in New Telewest and a cash amount) to Telewest UK Limited in return for the issue of New Shares by New Telewest.
Governance:
All organizational documents and arrangements relating to corporate governance of New Telewest shall be consistent with U.S. best practices and U.K. best practices to the extent not inconsistent with U.S. best practices and shall provide for a staggered board of directors and anti-takeover measures, including a poison pill.
Revised Senior Secured Facility Agreement:
The Telewest Group will enter into an amended and restated loan agreement for committed facilities of £2,030 million comprising term loans of £1,840 million, a revolving credit facility of £140 million and an overdraft facility of £50 million together with uncommitted facilities of up to £125 million. Of the committed amount of £2,030 million, £1,885 million will mature on 31 December 2005 with the balance of £145 million maturing on 30 June 2006. The amended and restated loan agreement will be conditional upon, among other things, the compromise of the Telewest Liabilities becoming effective.
Liquidation of Telewest and Telewest Jersey
Following the completion of the Financial Restructuring, the Liquidation Resolutions will be proposed at an extraordinary general meeting of the Company to approve a shareholders' voluntary liquidation of Telewest and to appoint a liquidator. There will also be a shareholders' voluntary liquidation of Telewest Jersey.

Public documents
Substantially final forms of the Explanatory Statement and Registration Statement are attached to this Agreement and initialled for the purpose of identification by, or on behalf of, the Parties hereto.

The above terms are all as documented in the Plc Scheme and the Jersey Scheme. To the extent there is any discrepancy between the above terms and the terms of the Plc Scheme and the Jersey Scheme (as provided to the Consenting Noteholder by Telewest and Telewest Jersey immediately prior to the date of effectiveness of this Agreement in the final form of the Explanatory Statement), the terms of such schemes shall take precedence.

In reliance on Rule 12b-30 under the Securities Exchange Act of 1934, as amended, substantially identical voting agreements entered into by Titan Cable plc, Telewest Finance (Jersey) Limited and each of the following parties have been omitted:
	•	Angelo, Gordon & Co LP
	•	Franklin Mutual Advisors LLC;
	•	OZ Management L.L.C.;
	•	Oaktree Capital Management, LLC;
	•	Goldentree Asset Management LP;
	•	W.R. Huff Asset Management Co., LLC

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  Exhibit 4.3